Exhibit 99.7

Cresco Labs Closes Acquisition of Hope Heal Health, Inc., Launches First Day of Adult-

Use Cannabis Sales in Massachusetts

CHICAGO— February 07, 2020— Cresco Labs (CSE:CL) (OTCQX:CRLBF) (“Cresco Labs” or “the Company”), one of the largest vertically integrated multistate cannabis operators in the United States, today announced that it has closed the previously announced acquisition of Hope Heal Health, Inc. (“HHH”) after receiving regulatory approval for change in ownership granted by the Massachusetts Cannabis Control Commission (“CCC”). HHH holds licenses for cultivation, product manufacturing, and retail operations in Massachusetts, with the ability to obtain up to two more retail licenses in the state. HHH currently operates a cultivation and manufacturing facility in Fall River, Massachusetts, adjacent to its Fall River Dispensary.

The close of Cresco’s acquisition coincides with the launch of recreational cannabis sales at the

HHH dispensary. The license enables the Company to continue serving its existing medical-use customer base and begin serving the fast-growing adult-use market through the retail and wholesale distribution of Cresco’s house of brands. Massachusetts recorded nearly $450 million in the first year of cannabis sales, according to the CCC.

Cresco Labs CEO and Co-founder Charlie Bachtell, commented, “In our pursuit of achieving the most strategic geographic footprint in the U.S., we are thrilled to begin serving adult-use customers and continue serving medical patients in Massachusetts. Since we originally entered an agreement to acquire HHH in late 2018, we’ve worked with HHH to build a reputation of quality and consistency in what is now the largest adult-use market in the Northeast. Now that we’ve officially closed the acquisition, we’re stepping into a fully operational, vertically integrated business that is immediately accretive with both positive EBITDA and cash flow. We look forward to building out our retail presence under the Sunnyside* brand (pending approval), as well as our wholesale channel and growing our market share as we’ve done successfully in other states.”

There are more than 40 adult-use dispensaries in the Massachusetts market that the Company may now begin distributing its full suite of products to, including Cresco, Remedi, and Mindy’s Edibles. The Fall River dispensary is located less than 20 miles from downtown Providence, RI directly off an Interstate exit and the Company expects adult-use sales to reflect a strong customer base both in the local community and with the Massachusetts tourism market.

About Cresco Labs

Cresco Labs is one of the largest vertically-integrated multi-state cannabis operators in the United States. Cresco is built to become the most important company in the cannabis industry by combining the most strategic geographic footprint with one of the leading distribution platforms in North America. Employing a consumer-packaged goods (“CPG”) approach to cannabis, Cresco’s house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco, Remedi and Mindy’s, a line of edibles created by James Beard Award-winning chef Mindy Segal. Sunnyside*, Cresco’s national dispensary brand, is a wellness-focused retailer designed to build trust, education and convenience for both existing and new cannabis consumers. Recognizing that the cannabis industry is poised to become one of the leading job creators in the country, Cresco has launched the industry’s first national comprehensive Social Equity and Educational Development (SEED) initiative designed to ensure that all members of society have the skills, knowledge and opportunity to work in and own businesses in the cannabis industry. Learn more about Cresco Labs at www.crescolabs.com.

Forward Looking Statements

This press release contains “forward-looking information” within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company’s beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company’s control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as, ‘may,’ ‘will,’ ‘should,’ ‘could,’ ‘would,’ ‘expects,’ ‘plans,’ ‘anticipates,’ ‘believes,’ ‘estimates,’ ‘projects,’ ‘predicts,’ ‘potential’ or ‘continue’ or the negative of those forms or other comparable terms. The Company’s forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including but not limited to those risks discussed under “Risk Factors” in the company’s CSE Listing Statement filed with SEDAR; and other factors, many of which are beyond the control of the Company. Readers are cautioned that the foregoing list of factors is not exhaustive. Because of these uncertainties, you should not place undue reliance on the Company’s forward-looking statements. No assurances are given as to the future trading price or trading volumes of Cresco’s shares, nor as to the Company’s financial performance in future financial periods. The Company does not intend to update any of these factors or to publicly announce the result of any revisions to any of the Company’s forward-looking statements contained herein, whether as a result of new information, any future event or otherwise. Except as otherwise indicated, this press release speaks as of the date hereof. The distribution of this press release does not imply that there has been no change in the affairs of the Company after the date hereof or create any duty or commitment to update or supplement any information provided in this press release or otherwise.

Media:

Jason Erkes, Cresco Labs

Chief	Communications Officer
press@crescolabs.com

Investors:
Aaron	Miles, Cresco Labs
Vice	President of Investor Relations
investors@crescolabs.com

For general Cresco Labs inquiries:

312-929-0993

info@crescolabs.com